Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the Securities Act
of 1933, as amended, and deemed filed
pursuant to Rule 14d-2 and Rule 14a-12
under the Securities Exchange Act of
1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 333-104783

The following is a transcript of an investor conference call held by Central Pacific Financial Corp. on March 15, 2004.

Operator

Good morning and welcome, ladies and gentlemen, to the Central Pacific Financial Corporation investor call. At this time I would like to inform you that this conference is being recorded and that all participants are in a listen-only mode. At the request of the company, we will open up the conference for questions and answers following the presentation.

This document contains forward-looking statements. Such statements include, but are not limited to, statements about the benefits of a merger between Central Pacific Financial Corporation ("CPF") and CB Bancshares, Incorporated (CBBI") including future financial and operating results, cost savings, and accretion to reported and cash earnings that may be realized from such merger; statements with respect to CPF's plans, objectives, expectations, and intentions, and other statements that are not historical facts; other statements identified by words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "targets," "projects," and other similar expressions. These statements are based upon the current beliefs and expectations of CPF's management and are subject to significant risks and uncertainties.

Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: 1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming, or costly than expected; 2) expected revenues, synergies, and cost savings from the merger may not be fully realized or realized within the expected timeframe; 3) revenues following the merger may be lower than expected; 4) deposit attrition, operating costs, customer loss, and business distribution, including without limitation, difficulties in maintaining relationships with employees, customers, clients, or suppliers may be greater than expected following the merger; 5) the regulatory approvals required for the merger may not be obtained on the proposed terms; 6) the failure of CPF's and CBBI's shareholders to approve the merger; 7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships, and revenues; 8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected resulting in, among other things, a deterioration in credit quality or reduced demand for credit including the resultant effect on the company's loan portfolio and allowance for loan losses; 9) changes in the US legal and regulatory framework; and 10) adverse conditions in the stock market, the public debt market and other capital markets including changes in interest rate conditions and the impact of such conditions on the companies' activities.

Additional factors that could cause CPF's results to differ materially from those described in the forward-looking statements can be found in CPF's reports such as annual reports on form 10-K, quarterly reports on form 10-Q, and current reports on form 8K filed with the Securities and Exchange Commission ("SEC") and available at the SEC's Internet web site at www.sec.gov. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. CPF does not undertake any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statement is made.

With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2004, 2005 or 2006. In addition, CPF has not given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information. Therefore, management of CPF has created its own financial model for CBBI based on CBBI's historical performance and CPF's assumptions regarding the reasonable future performance of CBBI on a stand-alone basis.

These assumptions may or may not prove to be correct. The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections. CPF has filed with the SEC an amended registration statement on form S-4 to register the shares of CPF common stock to be issued in a proposed exchange offer. The registration statement is not final and will be further amended. Subject to future developments, CPF may file proxy statements for solicitation of proxies from CBBI or CPF shareholders in connection with meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement.

Investors and security holders are urged to read the registration statement and proxy statements and any other relevant documents when available, including the tender offer statement if filed, filed with SEC as well as any amendments or supplements to those documents because they contain, and will contain, important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC's Internet web site at www.sec.gov. Such statements and documents may also be obtained free of charge from CPF by directing such requests to Central Pacific Financial Corporation, 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627.

CPF, its directors and executive officers and certain other persons may be deemed to be participants if CPF solicits proxies from CBBI and CPF shareholders. A detailed list of the names, affiliations and interests of the participants in any such solicitation is contained in CPF's definitive proxy revocation statements as filed on May 22, 2003. Information about the directors and executive officers of CPF and their ownership of, and interest in, CPF stock is set forth in the proxy statement for CPF's 2003 annual meeting of shareholders. I would now turn the conference over to Mr. Arnoldus, Chairman, President and CEO. Please go ahead, sir.

Clint Arnoldus—Central Pacific Financial Corp.—Chairman, President, and CEO

Thank you very much, Chris. And thank you, everyone, for joining us this morning on this conference call. I would like to add I have Neal Kanda with me, our Chief Financial Officer, who will be participating in this presentation. And I also want to call your attention to some slides that we have in the Investor Relations section of our web site that we'll be referencing later on. That web site address is www.centralpacificbank.com.

I'll start with a statement. We'll go through that presentation I just referenced and then we'll open it up to questions. On behalf of the Board of Directors of Central Pacific Financial Corp., I'd like to announce that we've sent a letter to the members of the board of CB Bancshares, Inc. substantially increasing our offer to merge the two companies. For each share of CBBI stock, we are offering $22.27 in cash and 2.4 shares of CPF stock. Based on our closing share price on March 12, the offer represents $87.26 per CBBI share. This compelling offer delivers a substantial premium to City Bank shareholders and is adjusted to reflect the recent improvements in City Bank's financial performance.

We believe the merger also would offer our shareholders a significant accretion and result in a better bank for Hawaii. It has always been our desire to have a friendly, negotiated merger. We again invite City Bank to sit down with us and iron out any potential issues during negotiations. We want to accomplish this merger on an amicable basis. And nothing really demonstrates that more clearly than our decision not to run a slate of Directors for election to City Bank's board.

In our letter we made clear that we want to work with their Board to address social issues which we have already proven we are willing to do by promising to protect jobs and open new branches to offset the closure of overlapping branches. In that regard, you will recall that last December we announced our commitment not to lay off employees as a result of the merger except for a few executives who already stand to benefit from change in control employment agreements. We also announced that a new branch would be opened for every duplicate branch that may be closed. Both the Federal Reserve Board and the Hawaii Commissioner of Financial Institutions have approved our applications. The Fed, the US Department of Justice and the Commissioner have all determined that no significant anticompetitive issues would result from the combination.

The closing of the proposed merger is subject to customary conditions, necessary shareholder and corporate approvals, and any additional regulatory approvals that may be required. Terms of the increased offer are subject to completion of due diligence. Our offer will remain open until April 15th. We truly hope City Bank's management and Board will be willing to discuss the combination of our banks with us, allowing their shareholders a fair opportunity to consider our offer. Leaving our offer open until April 15th should allow City Bank ample time to consider our offer carefully. It will also enable City Bank shareholders to express support for our offer to City Bank's Board in the event City Bank's Board and management resist discussions.

If we have not begun negotiations by April 15, 2004, we will not pursue the merger at this time. In that event, we would immediately take other steps to deliver value to our shareholders. These steps would include the repurchase of up to $20 million of common stock. Our focus now, however, is on this offer. We remain eager to sit down with City Bank and would hope that they will meet with us to discuss what we can accomplish together.

I would like to call your attention to the presentation and we'll go through that page by page, starting with the Central Pacific Bank profile. Really this is—we'll go through this rather quickly. Most of you are going to be very familiar with what this offer is all about with our institutions so I'll just some of the highlights.

Central Pacific Bank was founded in 1954. It's the third-largest commercial bank in Hawaii. The cornerstone of our past and future success is exceptional customer service, which is part of the very fabric of our organization. We're represented in four major Hawaiian islands, with 24 branches.

Our strategic growth plan is simply to capture more market share. We feel there's a lot of opportunity out there for us. We focus on being the best bank for Hawaii. We think that our opportunities lie primarily in the small business and commercial real estate sectors, and are really focusing also on a wealth management discipline which includes trust services, private banking and asset management. I might also add, during this last year when we've been in this difficult environment and trying to reach negotiations for discussions with City Bank, we have lost no key employees and we've lost no key accounts. In fact, we've grown our business in both respects. We've hired some outstanding people in the marketplace and we've been able to add a number of very key accounts to the bank. So we're very optimistic that in a very adverse environment, we've been able to realize substantial growth, that when this transaction is consummated and we're operating as a merged bank, or if we're operating independently, there's great opportunity out there for us.

If you go to the next page, titled "CPF Consistent Earnings Growth," you'll see that our bank has consistently been able to grow its revenue base, that City Bank has significantly increased their performance since we announced our intention to acquire them.

Go to the next page, "Superior Returns," you can see that we have been one of the top performing banks in return on equity. Of course, during this last year we have been unable to repurchase any of our stock. We have accumulated significant capital. We expect to see the ROE trend head right back up after we're able to be out in the market and participate in stock buybacks and growing our bank and providing improved returns.

If you look at the next page, "Unmatched Credit Quality," it really speaks for itself. That's one of the reasons that our bank has been so successful, one of the best performing banks in the country in this category. And you can see the trends with City Bank are also improving.

Next page is the "Deposit Franchise." This is a significant page. As you can see, City Bank has been relatively flat in their deposit growth. We've been able to grow our deposits very significantly: over $390 million in the past three years. And that's a 29 percent increase. We have the rare privilege of having our core deposits basically fund our loan book.

If you turn to the next page, "2003 Performance," I think the main thing here is just to see that in comparing the banks side-by-side, even though CBBI has increased and improved their performance, we're still a higher performing bank. I would call your attention particularly to the loan and deposit category, which shows that City Bank has a loan to deposit ratio of 108.95 percent.

Going to the next page, "Increased Offer for CBBI." We think this merger should happen. It's good for Hawaii, good for shareholders of both banks, good for employees. And as many of you know, just a few years ago management of City Bank proposed merging our two banks. So we continue to believe that it is very compelling to combine these two institutions. And you can see that they have a month to respond to our offer, as I just outlined. We believe that we have substantial support from CBBI shareholders.

I'm going to turn this—let's go to the transaction summary, I'm sorry. This is really just a summary of what I just outlined. I might point out the premium over market price is 27%. That's actually 110% increase over the closing price on 4/16 when we first announced our intention to buy City Bank. Implied transaction value of almost $400 million and that we'd have the key regulatory approvals already.

I'll now turn this over to Neal Kanda, who will walk you through the remaining slides.

Neal Kanda—CPF—CFO

Thank you, Clint. The next slide, CBBI: A Great Fit." This highlights components of this logical combination. Both organizations were founded in the same decade, in the '50s. There are a total of 25 branches between the two banks. Complement of products between commercial mortgage and residential mortgage. The deposits rank, on a combined basis, would still remain number four in Hawaii. We do have a very common heritage, as presented there. Our market focus, to become the local bank of choice in Hawaii, is a very strong focus for us and for the combined company. And we do present opportunities as shown in the slide.

The next slide, [unintelligible] highlights, the pro forma EPS impact of the proposed transaction presents CPF's earnings per share predictions of this combination based on 6 to 7 percent assumption of EPS growth on a stand-alone basis of each company. The pro forma accretion, EPS accretion, is predicted to be 9% in 2005 on a GAAP basis and 14% on a cash basis and rolls out to 2006 accordingly.

On the next slide, we present bullet points. I won't go through all of them but these are the positive reasons for this merger. The 110% premium, based on our current offer price compares to the $41 price of CB Bancshares on April 16th of last year.

On the next slide, we have pie charts that present stand-alone diversified loan portfolios of CPF and CBBI. And on a pro forma basis, it does show that the combined company will result in a more balanced and diversified loan portfolio.

On the next slide, entitled "Strong Balance Sheets," pro forma capital ratios will remain strong. Management equity to tangible asset ratio is 6.51% and total risk-based capital ratio of 11.98% by the end of 2004. Loan reserves would be estimated to be adequate in the combination.

On the next slide, "CPF/CBBI: Well Positioned for Hawaii Market Leadership," the combination will provide our marketplace with the stronger alternative to the three larger institutions in Hawaii.

Going forward to the next slide, with assets of $4 billion, the combined company would still be the fourth-largest bank in Hawaii and still be very close to the small business market and, of course, to the retail market.

In the next section, we have a series of slides to discuss the potential share buyback program if no positive movement comes about in negotiations with CBBI. As we stated, CPF would begin a $20 million share repurchase program.

In the next side, "Share Buyback Assumptions," the table presents pro forma shares outstanding, assuming repurchase prices ranging from $26 through $30. Approximately 700,000 shares would be repurchased and 4% of the outstanding shares of 16 million shares that Central Pacific currently holds.

On the next slide, called "Positive Impacts of the Buyback in 2004," the pro forma earnings per share accretion of approximately $0.07 per share of 3%, would result from this program resulting in earnings per share—I'm sorry—resulting in maintenance of strong capital ratios even after the expenditure of $20 million in capital. And the next slide carries forward this impact to 2005, showing the positive effects.

Now I'd like to turn it back to Clint.

Clint Arnoldus—CPF—Chairman, President, and CEO

Thanks, Neal. Go to the "Moving Forward" slide, which has been one of the more important of the slides that we've looked at. We are committed to keeping this negotiation process with CBBI and we'll keep our door open for a month. And we certainly implore CBBI's management and Board to sit down with us and see if we can bring these two institutions together because it is so compelling for the customers, so compelling for the communities we serve, for our shareholders. We have a very sincere desire to bring these banks together.

If, by April 15th, they haven't entered into good faith negotiations, we will begin the repurchase, the $20 million stock repurchase that Neal just talked about. I might add also we have $55 million in trust preferred that was sold in 2003. So we'd have significant capital and can go into future stock repurchases if that looks desirable as we go down the road. Strong organic growth and stock buybacks should result in our earnings per share increasing more than 10% in 2004 and 2005. And we continue to be available to CBBI.

We will open this now to questions.

QUESTION AND ANSWER

Operator

Thank you. The question and answer session will begin at this time. If you are using a speakerphone, please pick up the handset before pressing any numbers. Should you have a question, please press star, one on your pushbutton telephone. If you wish to withdraw your question, please press star, two. Your questions will be taken in order they are received. Please stand by for your first question. Our first question comes from Joe Morford from RBC. Please state your question.

Joe Morford—RBC

Thanks. Good morning, guys. I guess two questions. First, I was curious, the April 15 deadline. Why would you have that if their annual meeting is April 29th? And secondly, if the deal does not go through, based on the excess capital that you have, why only do a $20 million share buyback? Couldn't you do something much larger?

Clint Arnoldus—CPF—Chairman, President, and CEO

OK, in terms of the date on when we're—how long we're to keep our offer open, we just wanted to simply have it open for a month. There really wasn't any magic in how it correlated to the date of their annual shareholder meeting. We think that gives them ample time to really consider this offer and to begin negotiations.

Neal Kanda—CPF—CFO

Yes, Joe. As for your question on why only $20 million, actually this is an initial amount that we're looking at to perhaps to do a tender or—so that is an initial amount for us. In the coming quarters we'll be looking at asset growth. And if we still remain overcapitalized, then we will be looking at additional repurchases.

Joe Morford—RBC

OK. So the projections in the presentation on the buyback assume kind of $20 million bought back all at once and then that's the accretion from that, OK. Alright, thanks very much.

Operator

Thank you. Our next question comes from Brett Rabatin from FTN Midwest Research. Please state your question.

Brett Rabatin—FTN Midwest Research

Hi, guys. Good morning. Just wanted to ask you—I mean this has been going on for quite a while and it's now coming to somewhat of a close. In the past, it's been a pretty emotional deal for both sides and so I'm curious to know; you've got a month here and you're giving them basically an ultimatum saying, "Hey look, here's our best offer at this present time. And if not, we're going to move on." It's hard for me to envision anticipating them all of a sudden becoming more receptive to this transaction. So I'm curious if there's something that's changed in terms of your thought process in relation to them in the past quarter or so in terms of perceptions or relationships.

Clint Arnoldus—CPF—Chairman, President, and CEO

No. You know, we do think that any of the emotion is really with a small group at City Bank. We think that actually we're very similar organizations and it would make the integration very easy. But in terms of their receptiveness to talking to us, we've had no indications that they're any more receptive. We certainly hope this increased offer will cause them to come to the table and begin negotiations. I really can't comment any further than that. You'll really have to ask them.

Brett Rabatin—FTN Midwest Research

OK. Thanks, guys.

Operator

Thank you. Just a reminder, ladies and gentlemen, if you do have a question please press star, one on your pushbutton telephone at this time. Our next question comes from Dean Ungar from Neuberger Berman. Please state your question.

Dean Ungar—Neuberger Berman

Hi. I'm just wondering if you could maybe walk us through the slide on the pro forma EPS impact and just talk about what your assumptions for cost savings or other things in there that get you to a 9% estimated accretion for 2005?

Neal Kanda—CPF—CFO

The slide I'm referring to is "Pro Forma EPS Impact of Proposed Transaction." The assumption is that in 2005, that would be the second year after the—second full year after the integration. And the assumptions, as I mentioned earlier, on a stand-alone basis, which is the basis of comparison for each organization is about 6 to 7%, based on 2004 and forward earnings. The [unintelligible] synergies in 2005 are assumed to be $13 million.

Dean Ungar—Neuberger Berman

13 million? Is that—

Neal Kanda—CPF—CFO

So that would be about maybe 12% or less of the combined total expenses of both companies.

Dean Ungar—Neuberger Berman

And could you—I mean I know that you mentioned in the presentation that there wouldn't be any—any branch closings would be offset by new branches.

Neal Kanda—CPF—CFO

Yes.

Dean Ungar—Neuberger Berman

So I mean, is this mostly back office savings?

Neal Kanda—CPF—CFO

Yes. We mentioned we're committed to two things. One is no layoffs and the other is to open branches as we close others. And realistically, in the no-layoff scenario, over time we will, as we mentioned earlier, realize some attrition [unintelligible] as well as other types of administrative expenses that are common to both companies that will perhaps decrease. So that is the basis of the assumption.

Dean Ungar—Neuberger Berman

OK. Thank you.

Operator

Thank you. As a final reminder, ladies and gentlemen, if you do have a question please press star, one on your pushbutton telephones at this time. Our next question comes from Milton Joseph from Joseph Consulting. Please state your question.

Milton Joseph—Joseph Consulting

Yes, I'm looking at the two banks in terms of the composition of loan portfolio. And CPF is, from my estimation, more involved in the commercial real estate sector and less involved in residential real estate than is CBBI. My question is, how do you anticipate the portfolio if the merger completes to look, say a year from now? Will it be more like CPF or more like CBBI?

Clint Arnoldus—CPF—Chairman, President, and CEO

If you look at the slide, the "Diversified Loan Portfolio" there's a pro forma right at the base of that slide and that's—we think that the—

Milton Joseph—Joseph Consulting

I'm sorry. I don't have access to the slides. I'm just on the phone here.

Clint Arnoldus—CPF—Chairman, President, and CEO

Yeah that's fine. We would look at a pretty balanced portfolio between the commercial real estate and the residential real estate. That's one of the benefits of combining these banks; it really makes us both a lot more balanced. So we'd be continuing to focus on both.

Milton Joseph—Joseph Consulting

OK. Thank you.

Operator

Thank you. If there are no further questions, I will turn the conference back to Mr. Arnoldus to conclude.

Clint Arnoldus—Central Pacific Financial Corp.—Chairman, President, and CEO

All right. Thank you again for your participation and we look forward to the next 30 days and have confidence that we'll be able to enter negotiations and complete a transaction that will be great for shareholders and for our communities, for our customers and employees. Thank you.

Operator

Ladies and gentlemen, if you wish to access the replay for this call, you do so by dialing 1-800-428-6051, or 973-709-2089 with an ID number of 344315 or you can visit the corporate web site at http://investor.centralpacificbank.com. Thank you all for participating today and have a nice day. All parties may now disconnect.